Exhibit 4(a)

Common Stock Rights Agreement

Dated as of August 9, 2000

between

The Middleby Corporation

and

The Northwestern Mutual Life Insurance Company,

as Investor

Common Stock Rights Agreement

     This Common Stock Rights Agreement is dated as of August 9, 2000 (this “Agreement”), and is between The Middleby Corporation, a Delaware corporation (the “Company”), and The Northwestern Mutual Life Insurance Company (together with and including any Affiliate to whom the foregoing may transfer all or any part of its right, title and interest hereunder, being referred to as the “Investor”).

Recitals:

     Whereas, Middleby Marshall Inc., a Delaware Corporation (“Middleby Marshall”) and Middleby Worldwide, Inc., a Florida corporation, formerly known as Asbury Associates, Inc. (“Middleby Worldwide,” Middleby Worldwide and Middleby Marshall being herein collectively referred to as the “Obligors”), and the Investor are parties to that certain Note Agreement dated as of January 1, 1995 (as the same was thereafter amended, modified or supplemented from time to time, the “Note Agreement”) pursuant to which the Investor agreed, upon the terms and conditions set forth in the Note Agreement, to purchase (a) the 10.99% Senior Secured Notes due January 10, 2003 of the Obligors in an aggregate principal amount not exceeding $15,000,000 (the “Notes”) and (b) the Warrant to purchase 250,000 shares of the Common Stock of the Company (the “Warrant”);

     Whereas, the Obligors wish to prepay the Notes in full and are permitted to do so pursuant to Section 2.2 of the Note Agreement, provided that the Obligors pay interest accrued to the date of prepayment and a premium equal to the Make-Whole Amount, provided, further, that the Obligors wish to prepay the Notes together with interest accrued thereon, but without premium, except as provided below;

     Whereas, the Company wishes to redeem the Warrant and shall remit to the Investor an amount equal to $1,300,000, such amount to constitute satisfaction of the premium due pursuant to Section 2.2 of the Note Agreement and the redemption price of the Warrant;

     Whereas, the Company will derive substantial direct and indirect benefit from the waiver as provided in Section 7 hereof by the Investor of its right to receive the Make-Whole Amount pursuant to said Section 2.2 in connection with the prepayment in full of the Notes by the Obligors and as an inducement to the Investor to waive such right the Company has agreed to execute and deliver this Agreement to the Investor;

     Whereas, capitalized terms used herein shall have the respective meanings assigned thereto in the Note Agreement, unless defined in Section 1 of this Agreement or the context shall otherwise require;

     Now, Therefore, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     Section 1. Definitions. When used herein, the following terms shall have the following meanings:

“Acquiring Person” shall mean a “person” or “group of persons” within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, provided that notwithstanding the foregoing, “Acquiring Person” shall not be deemed to include (a) the Investor or any group of Persons of which the Investor is a member or (b) any member of the Middleby Control Group unless such member has, directly or indirectly, disposed of, sold or otherwise transferred to, or encumbered or restricted (whether by means of voting trust agreement or otherwise) for the benefit of, an Acquiring Person all or any portion of the Voting Stock of the Company directly or indirectly owned or controlled by such member or such member directly or indirectly votes all or any portion of the Voting Stock of the Company directly or indirectly owned or controlled by such member for the taking of any action which, directly or indirectly, constitutes or would result in a Change of Control, in which event such member of the Middleby Control Group shall be deemed to constitute an Acquiring Person to the extent of the Voting Stock of the Company owned or controlled by such member.

“Change of Control” shall mean the earliest to occur of: (1) the date the Company enters into a binding written agreement with an Acquiring Person to permit such Acquiring Person to acquire, directly or indirectly, beneficial ownership of more than the percentage of the total Voting Stock of the Company then owned or controlled by the Middleby Control Group, or (2) the date a tender offer or exchange offer is made or accepted by any of the shareholders of the Company which would result in an Acquiring Person, directly or indirectly, beneficially owning more than the percentage of the total Voting Stock of the Company then owned or controlled by the Middleby Control Group, if such purchase or redemption of the Voting Stock of the Company pursuant to such tender offer or exchange offer, as the case may be, is consummated prior to the close of business (CST) on May 9, 2001, or (3) the date an Acquiring Person becomes, directly or indirectly, the beneficial owner of more than the percentage of the total Voting Stock of the Company then owned or controlled by the Middleby Control Group, or (4) the date of a merger between the Company and any other Person, a consolidation of the Company with any other Person or an acquisition of any other Person by the Company, if immediately after such event, an Acquiring Person shall hold more than the percentage of the total Voting Stock of the Company owned or controlled by the Middleby Control Group immediately after giving effect to such merger, consolidation or acquisition, or, if the Company shall not be the surviving entity, of the surviving, resulting or continuing corporation, or (5) the date of the sale of all or substantially all of the assets of the Company, or (6) the date the Company ceases to own and control, free and clear of all Liens, at least 95% of the outstanding shares of Voting Stock of Middleby Marshall or to have the power to direct or cause the direction of the management or policies of Middleby Marshall, or (7) the date a majority of the Board of Directors of the Company shall cease for any reason to consist of (i) individuals who on the date of this Agreement were serving as directors of the Company and (ii) individuals who subsequently become members of the Board of Directors of the Company if such individuals’nomination for election or election to the Board of Directors of the Company is recommended or approved by a majority of the Board of Directors or stockholders of the Company, or (8) the Company after the date of this Agreement directly or indirectly redeems or offers in writing to redeem shares of Voting Stock of the Company and the number of shares (other than the underlying shares of Voting Stock relating to the Warrant) so redeemed or subject to such written offer of redemption equals or exceeds 1,250,000 shares of Voting Stock of the Company.

“Middleby Control Group” shall mean William F. Whitman, Jr. and David P. Riley, their respective spouses and lineal descendants, and trusts established for estate planning purposes for the exclusive benefit of any of the foregoing.

“Overdue Rate” shall mean the lesser of (a) the maximum interest rate permitted by law and (b) 12.99% per annum.

“Person” shall mean an individual, partnership, limited liability company, corporation, trust or unincorporated organization, and a government or agency or political subdivision thereof.

“Security” shall have the same meaning as in Section 2(1) of the Securities Act of 1933, as amended.

“Voting Stock” shall mean Securities of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

“Voting Stock Premium Amount” shall mean the amount payable by the Company pursuant to Section 2 hereof.

“Voting Stock Purchase Price” shall mean the average purchase price per share of Voting Stock of the Company purchased or otherwise acquired in connection with a Change of Control.

     Section 2. Change of Control Payment. The Company absolutely and unconditionally agrees that if a Change of Control shall for any reason whatsoever occur within one hundred eighty (180) days following the date of this Agreement, then, and in such event, the Company agrees within five (5) Business Days following the date of such Change of Control to notify the Investor of such fact in the manner provided in Section 13 hereof and concurrently therewith pay to the Investor, as the benefit of the bargain negotiated for pursuant to the Warrant, an amount which at the time of payment shall be legal tender for the payment of public and private debts equal to an amount calculated on a per share basis equal to the product derived by multiplying the amount by which the Voting Stock Purchase Price exceeds $8.00 times 250,000. In the event of a stock dividend, subdivision, combination, issuance of additional capital stock or Securities convertible into capital stock or any other like event involving the capital stock of the Company, then and in such event the formula for calculating the change of control payment pursuant to this Agreement shall be adjusted in accordance with customary financial practice to preserve the overall economic effect hereunder for the Investor.

     Section 3. Financial and Business Information. The Company shall cause the Obligors to continue to deliver to the Investor all information, reports and other financial data which would have been deliverable under clauses (a), (b) and (d) of Section 5.23 of the Note Agreement at the times when such items would have been deliverable had the Note Agreement remained in effect following the date hereof until this Agreement terminates in accordance with Section 8 hereof.

     Section 4. No Impairment or Amendment. The Company shall not by any action, including, without limitation, any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of Securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate to protect the rights of the Investor against impairment. Without limiting the generality of the foregoing, the Company will use its reasonable best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Agreement.

     Section 5. Interest; Indemnification. The Company agrees to indemnify, save and hold harmless the Investor from and against any and all liability, loss, cost, damage, reasonable attorneys’ and accountants’ fees and expenses, court costs and all other out-of-pocket expenses incurred in connection with or arising from a default hereunder or otherwise in connection with the Investor’s enforcing its rights under this Agreement. If the Company fails to pay when due and required to be paid hereunder any amounts payable under this Agreement, the Company shall pay to the Investor interest at the Overdue Rate after the occurrence and during the continuance of an event of default as applicable to such unpaid amounts for the period from the date when such amounts became due until paid in full.

     Section 6. Tax and Accounting Treatment. Within ninety (90) days following the date of this Agreement, the Company shall provide to the Investor a detailed written summary, in detail satisfactory to the Investor, describing the manner in which the Company plans to allocate, for tax and accounting purposes, the payment of $1,300,000 made pursuant to Section 7 hereof. The Company agrees to allocate such payment for all purposes, including the preparation of tax returns and the Company’s financial statements, in the manner set forth in said summary.

     Section 7. Exchange of Notes and Warrant. (a) On the date of this Agreement the Company shall (i) pay to the Investor (A) an amount equal to the outstanding principal amount of the Notes, together with accrued interest thereon to the date hereof, and (B) $1,300,000 in satisfaction of the premium due pursuant to Section 2.2 of the Note Agreement and the redemption price of the Warrant and (ii) agree to be bound by the terms and provisions set forth herein.

     (b) The Investor shall accept the payment and agreements described in subsection (a) in full satisfaction of the Notes and in exchange for the Warrant and shall promptly return to the Company the Notes and the Warrant originally issued to and held by such Investor.

     Section 8. Termination. Subject to compliance in full by the Company with the terms of this Agreement, this Agreement shall terminate upon the earlier of the indefeasible payment in full in cash of the Voting Stock Premium Amount and the close of business (CST) on February 9, 2001.

     Section 9. Parties. Whenever in this Agreement reference is made to any of the parties hereto, such reference shall be deemed to include, wherever applicable, a reference to the successors and assigns of the Company and the Investor. This Agreement shall be binding upon, and shall inure to the benefit of, the Company and the Investor and their respective successors and assigns. No assignment by the Company of any of its obligations hereunder shall relieve the Company of such obligations except to the extent actually performed by such assignee and no acceptance of any performance by any such assignee shall act as a waiver, notation or other release by the Investor of its rights hereunder against the Company with respect to any unperformed obligations of the Company hereunder.

     Section 10. Severability. Should any part of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any remaining portion, which remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid or unenforceable portion thereof eliminated and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid or unenforceable.

     Section 11. Governing Law. This Agreement shall be governed by and construed in accordance with Illinois law, including all matters of construction, validity and performance.

     Section 12. Section Headings. The section headings contained in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties.

     Section 13. Notices. Unless otherwise specifically provided herein, any notice or other communication required or permitted to be given shall be in writing addressed to the respective party as set forth below and delivered or mailed prepaid by registered or certified mail, or overnight air courier, or by facsimile communication.

Notices shall be addressed as follows:

(a)	If to the Investor, at:

720 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Attention: Securities Department Telecopier No.: (414) 299-7124

(b)	If to the Company at:

1400 Toastmaster Drive Elgin, Illinois 60120 Attention: Vice President and Chief Financial Officer

or to such other address as the party addressed shall have previously designated in written notice to the serving party, given in accordance with this Section 13. A notice not given as provided above shall, if it is in writing, be deemed given if and when actually received by the party to whom given.

     Section 14. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all other understandings, oral or written, with respect to the subject matter hereof.

     Section 15. Representations and Warranties. The Company hereby represents and warrants to the Investor that:

(a)	The Company,

(i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; and

(ii) has all requisite power and authority and all necessary licenses and permits to own and operate its properties and to carry on its business as now conducted and as presently proposed to be conducted.

(b)(i) The Company is solvent, has capital not unreasonably small in relation to its business or any contemplated or undertaken transaction and has assets having a value both at fair valuation and a present fair salable value greater than the amount required to pay its debts as they become due and greater than the amount that will be required to pay its probable liability on its existing debts as they become due and matured. The Company does not intend to incur, nor does it believe, nor should it have believed that it will incur, debts beyond its ability to pay such debts as they become due. The Company will not be rendered insolvent by the execution, delivery and performance by the Company of its obligations under or in respect of this Agreement. The Company doesn’t intend to hinder, delay or defraud its creditors by or through the execution, delivery or performance by the Company of its obligations under or in respect of this Agreement.

(ii) There will be provided to the Company and the Obligors and their respective affiliates a substantial economic benefit and adequate consideration for the execution and delivery of this Agreement and therefore will enhance the financial position of each such Person.

(c) There are no proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company in any court or before any governmental authority or arbitration board or tribunal which involve the possibility of materially and adversely affecting the properties, business, prospects, profits or condition (financial or otherwise) of the Company or the ability of the Company to perform its respective obligations under this Agreement.

(d) Compliance by the Company with all of the provisions of this Agreement

(i) are within the corporate powers of the Company;

(ii) will not violate any provisions of any law or any order of any court or governmental authority or agency and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, the Certificate of Incorporation or By-laws of the Company or any indenture or other agreement or instrument to which the Company is a party or by which it may be bound or result in the imposition of any Liens or encumbrances on any property of the Company; and

(iii) has been duly authorized by proper corporate action on the part of the Company (no action by the stockholders of the Company being required by law, by the Certificate of Incorporation or By-laws of the Company or otherwise), executed and delivered by the Company and this Agreement constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable in accordance with its terms.

(e) The Company is not in default in the payment of principal or interest on any Debt for borrowed money or is in default under any instrument or instruments or agreements under and subject to which any Indebtedness has been issued and no event has occurred and is continuing under the provisions of any such instrument or agreement which with the lapse of time or the giving of notice, or both, would constitute an event of default thereunder.

(f) No approval, consent or withholding of objection on the part of any regulatory body, state, Federal or local, is necessary in connection with the execution and delivery by the Company of this Agreement or compliance by the Company with any of the provisions of this Agreement.

In Witness Whereof, this Agreement has been duly executed as of the day and year first above written.

Signature The Middleby Corporation, a Delaware Corporation By: —————————————— —————————————— Its

Accepted as of August ____, 2000.	Middleby Marshall, Inc., a Delaware Corporation By: /s/ —————————————— —————————————— Its Middleby Worldwide, Inc., a Florida Corporation By: /s/ —————————————— —————————————— Its

Accepted as of August ___, 2000.	The Northwestern Mutual Life Insurance Company By: /s/ —————————————— —————————————— Its